SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                SCHEDULE 13E-3/A

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                               PIERRE FOODS, INC.
                               ------------------
                              (Name of the Issuer)

                               Pierre Foods, Inc.
                            James C. Richardson, Jr.
                                 David R. Clark
                               James M. Templeton
                               PF Management, Inc.
                               -------------------
                       (Names of Persons Filing Statement)

                      Common Stock, No Par Value Per Share,
                                     and the
  Associated Rights to Purchase Junior Participating Preferred Stock, Series A
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  720 830 10 8
                                   -----------
                      (CUSIP Number of Class of Securities)
         Ms. Pamela M. Witters                     Mr. David R. Clark
         Chief Financial Officer                   President
         Pierre Foods, Inc.                        PF Management, Inc.
         9990 Princeton Road                       361 Second Street, NW
         Cincinnati, OH 45246                      Hickory, NC 28601
         (513) 874-8741                            (828) 304-2307
--------------------------------------------------------------------------------
        (Names, Addresses and Telephone Numbers of Persons Authorized to
                Receive Notices and Communications on Behalf of
                            Persons Filing Statement)

                                   Copies to:
         Patrick Daugherty, Esq.                   Garza Baldwin, III, Esq.
         Foley & Lardner                           Womble Carlyle Sandridge
         150 West Jefferson Avenue                   & Rice, PLLC
         Suite 1000                                3300 One First Union Center
         Detroit, MI 48226-4416                    Charlotte, NC 28202-6025
         (313) 442-6495                            (704) 331-4907

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [ ]  A tender offer

d.  [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION VALUATION(1)                     AMOUNT OF FILING FEE(2)
--------------------------------------------------------------------------------
$2,603,035                                   $521
--------------------------------------------------------------------------------

(1) For purposes of calculating the filing fee only. Assumes the exchange of 2,151,268 shares of common stock, no par value per share, of Pierre Foods, Inc. for $1.21 per share.

(2) Calculated in accordance with Exchange Act Rule 0-11, this amount is 1/50th of 1% of the value of the securities proposed to be acquired.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $521
Filing Party:                       Pierre Foods, Inc.
Form or Registration No.:           Preliminary Schedule 14A
Date Filed:                         May 2, 2001

This Amendment No. 2 to Rule 13e-3 Transaction Statement (this "Statement") is being filed incident to the filing by Pierre Foods, Inc., a North Carolina corporation ("Pierre Foods"), with the Securities and Exchange Commission
(the "SEC"), on August 2, 2001, of Schedule 14D-9.  Pierre Foods has filed the
Schedule 14D-9 to report receipt of a competing proposal from William E. Simon & Company and Triton Partners.

Pursuant to General Instruction J to Schedule 13E-3 all previously disclosed information is omitted.



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


                               ITEM 16. EXHIBITS.

(a)(6) Press Release of Pierre Foods dated August 2, 2001 (incorporated by reference to Schedule 14D-9 filed by Pierre Foods pursuant to Rule 14d-9 on August 2, 2001.)











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




                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  August 2, 2001

                                       PIERRE FOODS, INC.


                                       By: /s/ Pamela M. Witters
                                          --------------------------------------
                                           Pamela M. Witters
                                           Chief Financial Officer


                                           /s/ James C. Richardson, Jr.
                                          --------------------------------------
                                           James C. Richardson, Jr.


                                           /s/ David R. Clark
                                          --------------------------------------
                                           David R. Clark


                                           /s/ James M. Templeton
                                          --------------------------------------
                                           James M. Templeton


                                       PF MANAGEMENT, INC.


                                       By: /s/ David R. Clark
                                          --------------------------------------
                                           David R. Clark
                                           President










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